Exhibit 99.1
Scorpio Tankers Inc. Announces Updates on Fourth Quarter 2023 Daily TCE Revenues and Debt and Lease Activity
MONACO, Dec. 13, 2023 (GLOBE NEWSWIRE) — Scorpio Tankers Inc. (NYSE:STNG) (“Scorpio Tankers,” or the “Company”) announces updates on fourth quarter of 2023 Daily TCE Revenues and recent debt and lease activity.
Fourth Quarter of 2023 Daily Time Charter Equivalent (“TCE”) Revenues
Below is a summary of the estimated average daily Time Charter Equivalent (“TCE”) revenue and duration of contracted voyages and time charters for the Company’s vessels (both in the pools and outside of the pools) thus far in the fourth quarter of 2023 as of the date hereof:

	Pool and Spot Market			Time Charters Out of the Pool
Vessel class	Average Daily TCE Revenue (1)	Expected Revenue Days (2)	% of Days	Average Daily TCE Revenue (1)	Expected Revenue Days (2)	% of Days
LR2	$38,000	2,550	92%	$30,750	910	100%
MR	$32,500	4,850	87%	$21,800	450	100%
Handymax	$30,000	1,250	84%	N/A	N/A	N/A
(1)    TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management.
(2)    Expected Revenue Days are the total number of calendar days in the quarter for each vessel, less the total number of expected off-hire days during the period associated with major repairs or drydockings. Consequently, Expected Revenue Days represent the total number of days the vessel is expected to be available to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net vessel revenues between periods.
Debt and Lease Activity
Subsequent to debt and lease activity announced in our Earnings Press Release on November 9th, the Company has recently committed to repaying the debt or lease financing obligations on 13 vessels consisting of:
•Three 2013 built MR product tankers (STI Beryl, STI Le Rocher, and STI Larvotto) that are currently financed as part of the IFRS 16 - Leases - 3 MR lease financing. The purchases are expected to occur in December 2023 for an aggregate amount of $29.1 million.
•Four 2012 built MR product tankers (STI Ruby, STI Topaz, STI Garnet, and STI Onyx) that are currently financed as part of the BCFL Lease Financing (MRs). The purchases are expected to occur in December 2023 and January 2024 for an aggregate amount of $29.0 million.
•Three 2014 built Handymax product tankers (STI Acton, STI Camden, and STI Clapham) that are currently financed as part of the Prudential Credit Facility. These repayments are expected to occur in January 2024 for $33.7 million.
•Three 2015 built MR product tankers (STI Pontiac, STI Notting Hill and STI Black Hawk) that are currently financed as part of the 2021 TSFL Lease Financing. The purchases are expected to occur in March 2024 for an aggregate amount of $45.6 million.
Emanuele Lauro, Chairman and Chief Executive Officer, commented “The product tanker market remains strong, MR rates have led the way and we are seeing an improvement in LR2 rates as winter demand increases and Middle East refinery maintenance concludes. Our balance sheet continues to improve and the commitments to repay the debt or lease financing obligations on 13 vessels reflect our commitment to lowering leverage and borrowing costs.”
Outstanding Debt
The table below summarizes the Company's outstanding indebtedness as of the dates presented and pro-forma for previously announced debt and lease repayments and drawdowns which have been committed but are pending closing:

In millions	September 30, 2023	November 8, 2023	December 12, 2023	December 12, 2023 pro-forma*
Gross debt outstanding	$1,795,695	$1,830,140	$1,784,656	$1,534,279
Cash & cash equivalents	364,908	521,176	558,363	307,986
Net debt	$1,430,787	$1,308,964	$1,226,293	$1,226,293
*    Amounts reflect the balances as of December 12, 2023, adjusted for previously announced debt and lease repayments and debt drawdowns which are expected to occur in December 2023 and the first quarter of 2024.
There is currently $288.2 million available under the revolving portion of the 2023 $1.0 Billion Credit Facility.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns, lease finances or bareboat charters-in 111 product tankers (39 LR2 tankers, 58 MR tankers and 14 Handymax tankers) with an average age of 7.9 years. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies in response to epidemic and other public health concerns including any effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including the impact of the conflict in Ukraine and the developments in the Middle East, including the armed conflict in Israel and Gaza, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.
Contact Information
Scorpio Tankers Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: investor.relations@scorpiotankers.com